Mail Stop 3720

July 13, 2007

Mr. Bradley E. Singer
Chief Financial Officer
American Tower Corporation
116 Huntington Avenue
Boston, Massachusetts 02116

       Re: American Tower Corporation
               Form 10-K for Fiscal Year Ended December 31, 2006
               Filed February 28, 2007
               File No. 1-14195

Dear Mr. Singer:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                 Sincerely,

                                 Larry Spirgel
                                 Assistant Director